Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Ocata Therapeutics, Inc. and Subsidiary

Marlborough, Massachusetts

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated March 16, 2015, relating to the consolidated financial statements and the effectiveness of Ocata Therapeutics, Inc.’s internal control over financial reporting, of Ocata Therapeutics, Inc. (the “Company”) appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Boston, Massachusetts

April 3, 2015